CONSULTING AGREEMENT

        THIS CONSULTING AGREEMENT (“Agreement”) is entered into on this 12th day of December, 2008, to be effective as of the 1st day of January, 2009, by and between Journal Communications, Inc. (the “Company”) and Paul M. Bonaiuto (“Consultant”).

W I T N E S S E T H:

        WHEREAS, the Company is a diversified media company with operations in publishing, radio and television broadcasting, and printing services; and

        WHEREAS, Consultant formerly served as the Company’s Chief Financial Officer and thereafter will have served in a transition role until his retirement from the Company on December 31, 2008; and

        WHEREAS, Consultant has particular expertise in connection with the printing businesses in which the Company is engaged as well as other aspects of the Company’s media businesses; and

        WHEREAS, the Company desires to retain certain consulting services of Consultant, and Consultant desires to provide such consulting services to the Company, in accordance with the terms and conditions of this Agreement;

        NOW THEREFORE, for and in consideration of the premises, the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

        1.    Engagement as an Independent Contractor. The Company hereby engages Consultant as an independent contractor, and Consultant hereby accepts such engagement as an independent contractor, upon the terms and conditions set forth in this Agreement.

        2.    Consulting Period. Unless terminated sooner by either party, the term of this Agreement shall be for the two-year period commencing on January 1, 2009 and ending on December 31, 2010 (the “Consulting Period”).

        3.    Consulting Services. Based upon his background and knowledge of matters in which he was involved as Executive Vice President and Chief Financial Officer of the Company, and his particular expertise in connection with the printing businesses in which the Company and its affiliates are engaged, Consultant shall provide professional consulting services and advice (the “Consulting Services”) as the Company may request in writing from time to time. Specifically, and without limitation, Consultant hereby agrees to:

•	consult, advise and perform services as requested with respect to the printing operations of the following affiliates of the Company: Journal Sentinel Inc., Journal Community Publishing Group, Inc., IPC Print Services, Inc. and Plus PrimeNet; and

•	provide counsel and advice as requested to transfer substantive knowledge and processes to facilitate an orderly transition of his prior responsibilities to designated consultants or employees in the Company.

        Additionally, during the term of this Agreement, Consultant agrees to take no actions that would have the likely consequence of damaging the public image or reputation of the Company or its affiliates.

        4.    Independent Contractor Relationship. The parties acknowledge and intend that the relationship of Consultant to the Company under this Agreement shall be that of an independent contractor. In performing the Consulting Services under this Agreement, Consultant shall undertake the Consulting Services according to his own means and methods of work which shall be in the exclusive charge and control of Consultant and which shall not be subject to the control or supervision of the Company, except as to the objectives of those Consulting Services. Consultant shall determine his own working hours and schedule and shall not be subject to the Company’s personnel policies and procedures. Consultant shall be entirely and solely responsible for his actions or inactions and the actions or inactions of his agents, employees or subcontractors, if any, while performing Consulting Services hereunder. Consultant agrees that he shall not, in any form or fashion, maintain, hold out, represent, state or imply to any other individual or entity that an employer/employee relationship exists between the Company and Consultant, his agents and employees, or between the Company and any subcontractor or its agents and employees, and Consultant is not granted nor shall he represent that he is granted any right or authority to make any representation or warranty or assume or create any obligation or responsibility, express or implied, for, on behalf or in the name of the Company, to incur debts for the Company or to bind the Company in any manner whatsoever.

        Consultant is not precluded from representing, or performing services for, and being employed by other persons, companies or organizations, provided that such services do not create an actual conflict of interest that would preclude Consultant from undertaking Consulting Services as required under this Agreement. For clarity in interpreting this provision, were Consultant to undertake consulting services for a direct competitor of Company in the printing business concerning that competitor’s printing operations or were Consultant to be in a position to use or disclose actually or inevitably any confidential information of the one party (e.g., the Company’s) in consulting with the other party (i.e., the competitor), a conflict of interest would arise. Contrariwise, were Consultant to undertake consulting services with another company, whether a competitor of the Company or otherwise, outside the scope of Consulting Services and not involving use or disclosure of either party’s confidential information in carrying out his duties for the other, no conflict would arise or be asserted.

        The obligations imposed on Consultant concerning Company’s confidential information are set forth in Section 7 of this Agreement. In the event of any conflict between the provisions of Section 4 and Section 7 of this Agreement, the provisions of Section 7 shall control. Additionally, and anything stated in this Section 4 to the contrary notwithstanding, Consultant’s covenants concerning noncompetition with Company for any reason, including consulting services that may hereafter be performed by Consultant for or on behalf of a competitor of Company, but not the obligations of Consultant under Section 7 of this Agreement, shall expire with the expiration or earlier termination of this Agreement.

        5.    Hours. Consultant shall devote such time to the performance of Consulting Services hereunder as is reasonably necessary to perform them in a satisfactory manner, up to but not in excess of 20 hours per month without the written mutual agreement of the parties. Under no circumstance shall total hours worked rise above a level equal to more than 20% of the average level of services performed by Consultant as an employee of the Company during 2007, 2007 and 2008, in accordance with Treas. Reg. §1.409A-l(h)(1)(ii).

        6.    Compensation and Expenses

        (a)    Compensation. For each month during the Consulting Period and for the hourly commitment set forth in Section 5 hereof, the Company will pay Consultant a consulting fee (the “Consulting Fee”) of $8,334.00. Should the parties mutually agree upon any additional commitments by Consultant over those specified in Section 5, they will likewise agree upon an amended Consulting Fee for each such period during which those commitments are extended. All Consulting Fees shall be payable in cash and remitted in arrears no later than fifteen (15) days following the end of each month during the Consulting Period with the last payment to be made not later than January 15, 2011 notwithstanding the expiration of this Agreement. If the Company terminates this Agreement prior to December 31, 2010, the Company shall, within thirty (30) days after such termination, pay Consultant a lump sum equal to the remaining Consulting Fee that would have been earned through December 31, 2010. At the request of Consultant, Consulting Fees and any other moneys due and owing Consultant under this Agreement shall be deposited to an account or mailed to an address Consultant shall specify in writing to Company in accordance with the Notice provisions of Section 8 hereof.

        (b)    Expenses. In addition to payment of the Consulting Fee, the Company shall reimburse Consultant for all reasonable expenses that are either pre-approved by the Company or actually necessitated by the Consulting Services specified by Company, including expenses for non-local travel, meals and lodging, rental cars, long distance calls, telecopy charges and copying costs, translation fees and third-party expenses incurred in connection with the performance of the Consulting Services hereunder after Consultant’s presentation of an invoice containing a complete account of such expenditures and all reasonable documentation as may be required by the Company in connection therewith.

        All invoices for expenses properly submitted by Consultant hereunder shall be paid by the Company within thirty (30) days after receipt thereof. All invoices shall be delivered to the following address, or such other address as shall hereafter be specified by the Company:

Journal Communications, Inc. 333 West State Street Milwaukee, Wisconsin 53203 Attention: Corporate Secretary

        (c)    Taxes and Employee Benefits. The parties agree that during the Consulting Period, Consultant shall be serving as an independent contractor of the Company, and therefore unless required by law, the Company shall not deduct any federal, state or local taxes or other withholdings from any sums paid Consultant hereunder, and Consultant hereby agrees to indemnify and hold harmless the Company and each of its Affiliates from, direct liability for any and all federal, state and local taxes or assessments of any kind arising out of any payment made by the Company to Consultant hereunder. Consultant shall be responsible for all tax reporting, tax payments, withholdings, insurance and other payments, expenses and filings required to be made or paid by him or his agents or employees. Further, neither Consultant nor any of his agents or employees on account of his or their having rendered Consulting Services hereunder shall be entitled to any benefits provided by the Company to any of its employees, including, without limitation, any retirement plan, insurance program, disability plan, medical benefits plan or any other fringe benefit program sponsored and maintained by the Company for its employees; provided however, nothing stated in this Agreement shall in any way affect any benefits to which Consultant may be entitled as a result of his prior employment with the Company or its Affiliates.

        7.    Confidentiality. Consultant shall not, without the prior written consent of the Company, disclose to third parties any confidential information he acquires from the Company, and Consultant shall take all reasonable precautions to prevent his disclosure of confidential information to any third party who is not independently under an obligation of confidentiality to the Company. For the purposes of this Agreement, confidential information shall include any and all information not in the public domain respecting the activities, operations, plans, properties, and financial condition of the Company and its affiliates, that is disclosed or made available to Consultant, his employees or agents by any source, whether orally or in writing, and whether such information is disclosed either before or after the date of this Agreement, unless such disclosure has been specifically approved for release by the Company in writing. The terms of this paragraph shall be a continuing covenant that survives the expiration or earlier termination of this Agreement for an additional period of three (3) years, after which the covenant of this Section 7 respecting confidentiality shall expire.

        8.    Notices. All notices required, necessary or desired to be given pursuant to this Agreement shall be in writing and shall be effective when delivered or on the third day following the date upon which such notice is deposited, postage prepaid, in the United States mail, certified return receipt requested, and addressed to the party at the address set forth below:

If to Consultant:	Paul M. Bonaiuto 10021 N. Waterleaf Dr. Mequon, Wisconsin 53092

If to the Company:	Journal Communications, Inc. 333 West State Street Milwaukee, Wisconsin 53203 Attention: Corporate Secretary

Any party may change the address to which notices and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

        9.    Waiver of Breach. The waiver by either party to this Agreement of a breach of any provision, section or paragraph of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same, or of a different provision, section or paragraph, by any party hereto.

        10.    Assignment. Consultant may not assign, transfer or subcontract any of his obligations under this Agreement to any party without the prior written consent of the Company. Any attempted or purported assignment, transfer or subcontracting in violation of this provision shall be null and void.

        11.    Governing Law. Except to the extent preempted by federal law, and without regard to conflict of laws principles, the laws of the State of Wisconsin will govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

        12.    Entire Agreement. This Agreement embodies the entire agreement of the parties and supersedes all prior agreements between the parties hereto relating to the subject matter hereof. It may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

        13.    Partial Invalidity. If any provision of this Agreement is found to be invalid or unenforceable by any court, only that provision shall be ineffective, unless its invalidity or unenforceability shall defeat an essential purpose of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Consulting Agreement as of the date first above written.

/s/ Paul M. Bonaiuto
Paul M. Bonaiuto
JOURNAL COMMUNICATIONS, INC.
By: /s/ Steven J. Smith
Steven J. Smith
Chairman and Chief Executive Officer